Exhibit 99.2

Six Months Ended June 30, 2022 Compared to Six Months ended June 30, 2021

Revenues

Our revenues increased from RMB17.8 million for the six months ended June 30, 2021 to RMB51.9 million (US$7.7 million) for the six months ended June 30, 2022. Revenues generated for the six months ended June 30, 2022, consisted of revenues recognized in connection with the strategic collaboration with AbbVie and revenues generated from the supply of investigational products under the strategic collaboration agreement; whereby the revenues generated for the comparable period of 2021 solely consisted of the revenues recognized in connection with the strategic collaboration with AbbVie.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
CRO and CMO service fees	351,852	59.4	251,762	37,587	55.6
In-licensed patent right fees	31,851	5.4	—	—	—
Employee benefit expenses	177,361	29.9	184,030	27,475	40.7
Material costs for drug candidates	9,126	1.5	3,087	461	0.7
Other expenses	22,803	3.8	13,739	2,051	3.0
Total	592,993	100.0	452,618	67,574	100.0

Our research and development expenses decreased by 23.7% from RMB593.0 million for the six months ended June 30, 2021 to RMB452.6 million (US$67.6 million) for the six months ended June 30, 2022, primarily attributable to (i) a decrease in CRO and CMO service fees from RMB351.9 million for the six months ended June 30, 2021 to RMB251.8 million (US$37.6 million) for the six months ended June 30, 2022, primarily due to the reduced demand for investigational products as we procured sufficient stock in 2021; and (ii) a decrease in in-licensed patent right fees from RMB31.9 million for the six months ended June 30, 2021 to nil for the six months ended June 30, 2022, which was partially offset by a slight increase in employee benefit expenses of employees involved in research and development from RMB177.4 million for the six months ended June 30, 2021 to RMB184.0 million (US$27.5 million) for the six months ended June 30, 2022.

In the six months ended June 30, 2022, 92.4% and 7.6% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively, as compared to 95.8% and 4.2% in the six months ended June 30, 2021. In the six months ended June 30, 2022, felzartamab and uliledlimab represented approximately 25.5% and 21.7% of our external research and development expenses, which primarily included payments to CROs and CMOs. In the six months ended June 30, 2021, felzartamab and lemzoparlimab represented approximately 27.3% and 36.0% of our external research and development expenses, which primarily included payments to CROs and CMOs. No other programs represented a significant amount of research and development expenses in the six months ended June 30, 2021 and 2022. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Administrative Expenses

Our administrative expenses decreased from RMB451.5 million for the six months ended June 30, 2021 to RMB392.5 million (US$58.6 million) for the six months ended June 30, 2022, primarily attributable to (i) a decrease in employee benefit expenses by RMB63.7 million (US$9.5 million) mainly due to the decrease of share-based compensation expenses by RMB102.7 million (US$15.3 million) and (ii) the occurrence of the one-off accrued termination fee to Tracon of US$9.0 million recorded in the six months ended June 30, 2021, which was partially offset by the increase of professional service expenses by RMB40.0 million (US$6.0 million).

Interest Income

We recorded interest income of RMB9.4 million for the six months ended June 30, 2021 and interest income of RMB6.6 million (US$1.0 million) for the six months ended June 30, 2022. The change was primarily attributable to the interest income derived from bank deposits and a decrease in bank balance.

Other Income (Expenses), Net

We recorded net other income of RMB51.9 million for the six months ended June 30, 2021 and net other expenses of RMB51.9 million (US$7.8 million) for the six months ended June 30, 2022. The change was primarily caused by unrealized exchange losses due to the significant fluctuation in the exchange rate of RMB against the USD in 2022.

Equity in Loss of Affiliates

We recorded equity in loss of an affiliate of RMB114.2 million for the six months ended June 30, 2021 and RMB181.0 million (US$27.0 million) for the six months ended June 30, 2022. The change was primarily due to the increased expenditure of our investee, I-Mab Hangzhou.

Cash Flows and Working Capital

We have incurred net loss and negative cash flows from our operations for the six months ended June 30, 2021 and 2022. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses of RMB1,076.5 million and RMB1,046.9 million for the six months ended June 30, 2021 and 2022, respectively. Our primary use of cash is to fund our research and development activities. We used RMB442.6 million and RMB571.2 million in cash for our operating activities for the six months ended June 30, 2021 and 2022, respectively. As of June 30, 2022, we had cash and cash equivalents of RMB3,710.9 million (US$554.0 million). Our cash and cash equivalents consist primarily of cash in bank and on hand. Historically, we have financed our operations principally through proceeds from the issuance and sale of preferred shares and convertible promissory notes in private placement transactions, and we also received total net proceeds of approximately US$105.3 million from our initial public offering. In September 2020, we entered into definitive subscription agreements with a consortium of institutional investors to raise approximately US$418 million through a private placement. The private placement consists of (i) the sale to the institutional investors of approximately US$418 million of our 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs); and (ii) warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, which may further increase the proceeds of approximately US$104.5 million if the warrants are fully exercised. As of June 30, 2021, 4,683,191 warrants were exercised by the Investors, which generated cash inflow of RMB589.4 million during the six months ended June 30, 2021. The warrants were fully exercised in the year ended December 31, 2021.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(442,642)	(571,158)	(85,272)
Net cash generated from (used in) investing activities	(381,382)	499,340	74,550
Net cash generated from financing activities	486,243	35,378	5,282
Effect of exchange rate changes on cash and cash equivalents	(70,942)	223,709	33,399
Net increase (decrease) in cash and cash equivalents	(408,723)	187,269	27,959
Cash and cash equivalents, beginning of the period	4,758,778	3,523,632	526,064
Cash and cash equivalents, end of the period	4,350,055	3,710,901	554,023

We do not expect to generate any revenue from the sales of our commercial products unless and until we obtain regulatory approval of and commercialize one of our current or future drug candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our drug candidates and begin to commercialize any approved products. We also expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Accordingly, we anticipate that we will need substantial additional funding in connection with our continuing operations.

Based on our current operating plan, we believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. In that time, we expect that our expenses will increase substantially as we fund new and ongoing research and development activities and working capital needs. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our drug candidates.

We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders and ADS holders, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ADS holder. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations, which could potentially dilute your interest. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or drug candidates that we would otherwise prefer to develop and market ourselves.

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was RMB571.2 million (US$85.3 million). Our net loss was RMB1,046.9 million (US$156.3 million) for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of RMB196.9 million (US$29.4 million), equity in loss of an affiliate of RMB181.0 million (US$27.0 million), non-cash gains on fair value change of put right liabilities of RMB30.8 million (US$4.6 million) and non-cash loss on fair value change of short-term and other investments of RMB23.8 million (US$3.5 million), and changes in certain working capital items, including a decrease in accounts receivable of RMB32.6 million (US$4.9 million), a decrease in prepayments and other receivables of RMB85.5 million (US$12.8 million), and a decrease in inventories of RMB27.2 million (US$4.1 million), partially offset by a decrease in accruals and other payables of RMB49.1 million (US$7.3 million), and an increase of contract assets of RMB37.3 million (US$5.6 million).

Net cash used in operating activities for the six months ended June 30, 2021 was RMB442.6 million. Our net loss was RMB1,076.5 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of RMB334.7 million, equity in loss of an affiliate of RMB114.2 million, non-cash gains on fair value change of put right liabilities of RMB14.6 million and fair value change of short-term and other investments of RMB13.5 million, and changes in certain working capital items, including a decrease in accounts receivable of RMB130.5 million and an increase in accruals and other payables of RMB104.5 million, partially offset by an increase of contract assets of RMB15.5 million.

Investing Activities

Net cash generated from investing activities for the six months ended June 30, 2022 was RMB499.3 million (US$74.6 million). The net cash increase was primarily attributable to RMB2,326.2 million (US$347.3 million) of the proceeds from disposal of short-term and other investments, partially offset by RMB1,808.0 million (US$269.9 million) of the cash used in the purchase of short-term and other investments.

Net cash used in investing activities for the six months ended June 30, 2021 was RMB381.4 million. The net cash decrease was primarily attributable to RMB4,054.0 million of the cash used in the purchase of short-term and other investments, partially offset by RMB3,676.6 million of the proceeds from disposal of short-term and other investments.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2022 was RMB35.4 million (US$5.3 million), attributable to the proceeds from exercise of stock options of RMB40.2 million (US$6.0 million).

Net cash generated from financing activities for the six months ended June 30, 2021 was RMB486.2 million, primarily attributable to the proceeds from exercise of warrants of RMB589.4 million, partially offset by cash used for payments of issuance cost in relation to private placement of RMB128.8 million.

Capital Expenditures

Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were RMB4.1 million and RMB27.5 million (US$4.1 million) in six months ended June 30, 2021 and 2022, respectively.